September 6, 2007

Whitney Information Network, Inc.

c/o Russell A. Whitney, Chairman & CEO

1612 Cape Coral Parkway East

Cape Coral, FL 33904

VIA FACSIMILE AND OVERNIGHT MAIL

Dear Mr. Whitney:

As you know, Prides Capital has been a significant shareholder of Whitney Information Network, Inc. (“the Company”) for almost two years, and presently owns beneficially in excess of 1.7 million shares of the Company, or 14.75% of the Company. Our firm made a significant investment in December 2005 in the Company as part of a PIPE transaction. At that time, as a condition to the investment, we and the Company executed various legally binding documents, one of which is a Stockholders Agreement. You will recall that you personally signed this contract as well, and undertook certain obligations as part of the contract. This agreement was publicly filed by our firm on Schedule 13D on December 21, 2005.

Your attention is drawn to Section 2.3 of the Stockholders Agreement. In Section 2.3(a), you personally agreed that you would vote your stock to elect to the Company’s board of directors one designee of Prides, as long as Prides owned beneficially 5% or more of the common stock of the Company. In addition, Section 2.3(d) provides as follows:

“If at any time any Purchaser [i.e., Prides] Designee ceases to serve on the Company Board or the EduTrades Board, as the case may be (whether by reason of death, resignation, removal or otherwise), Purchaser shall be entitled to designate a successor director to fill the vacancy created thereby, the Company and EduTrades shall use its best efforts without any undue delay to cause such successor to become a director of the Company and EduTrades, respectively, and Whitney shall vote all of the Voting Stock owned or held of record by Whitney so as to elect any such director.”

As part of our investment in December 2005, Prides designated Stephen L. Cootey to serve on the board. The Company appointed Mr. Cootey to the board and, in a securities filing on Form 8-K on January 5, 2006 (executed by Mr. Ronald S. Simon), stated that the Stockholders Agreement “requires the Company to nominate, and use its best efforts to elect, a representative of Prides to the Company’s Board of Directors.” Mr. Cootey served on the board of directors until he resigned earlier this year, on March 22, 2007.

At this time, Prides is exercising its contractual rights as set forth in the Stockholders Agreement to designate a successor director to fill the vacancy created by the resignation of Mr. Cootey.

We hereby designate Michael Blitzer of Kingstown Capital Partners LLC (“Kingstown Capital”), a shareholder of the Company. We believe Mr. Blitzer is the managing partner of Kingstown Partners, L.P., a private investment firm that focuses on special situation equity investments. Prior to founding Kingstown Partners, Mr. Blitzer held positions at Gotham Capital, a private investment partnership, and JP Morgan’s Investment Banking Group. Mr. Blitzer has a B.S. from Cornell University and a M.B.A. from Columbia Business School. We are aware that Mr. Blitzer has personally visited recently with you and another director of the Company (Mr. Ronald S. Simon), and has spoken with each of you this week to indicate his interest and willingness in joining the board immediately. If you do not have contact information for Mr. Blitzer for some reason, please let us know.

With only three directors on the board of the Company at this time, we believe it is essential and appropriate to add additional talent of the caliber of Mr. Blitzer immediately. Pursuant to the Stockholders Agreement (including the language set forth above), we ask that you welcome Mr. Blitzer to the board.

Mr. Blitzer is neither an affiliate nor associate of Prides Capital, and Mr. Blitzer will act on behalf of all of the Company’s stockholders and independently of Prides Capital, in accordance with his fiduciary duties, in his capacity as a director. There are no agreements, arrangements or understandings of any kind or nature between or among Prides Capital, Mr. Blitzer and Kingstown Capital in connection with Prides Capital’s designation of Mr. Blitzer as a successor director or otherwise, and Prides Capital will not seek to influence or recommend how Mr. Blitzer acts after he has been appointed to the Company’s Board.

We would request that you circulate this letter to your fellow directors, convene a meeting of the board within the next two business days, and fulfill the Company’s contractual obligations as set forth above.

If you have any questions or comments concerning this letter, please feel free to contact me or my partner, Murray Indick.

Sincerely,

/s/Kevin A. Richardson, II

Kevin A. Richardson, II

cc:	Marie Code, Esq.
Mr. Michael Blitzer

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